VIA EDGAR

March 7, 2014

Mr. Michael Clampitt

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4561

Re:	MBT Financial Corp. Registration Statement on Form S-1 File No. 333-191901

Dear Mr. Clampitt:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, MBT Financial Corp. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-1 (File No. 333-191901) (the “Registration Statement”) be declared effective on March 10, 2014 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the request for the acceleration of effectiveness of the Registration Statement, please contact Martin D. Werner, Shumaker, Loop, & Kendrick, LLP, counsel to the Company, at (419) 321-1395.

Very truly yours,

MBT Financial Corp.

By:	/s/ John L. Skibski
Name: John L. Skibski
Title: Executive Vice President & Chief Financial Officer